SUBLICENSE AGREEMENT
THIS SUBLICENSE AGREEMENT (the “Agreement” or “Sublicense”) dated as of June 7, 2024, is by and between Empowered Funds, LLC (the “Adviser”) and EA Series Trust, (the “Trust”) (each a “Party” and collectively the “Parties”).
RECITALS
WHEREAS, the Adviser has entered a License Agreement dated as of June 7, 2024 with RAFI Indices, LLC (“RI”) regarding the Adviser’s use of certain RI indices and trademarks associated therewith in connection with the sponsorship, development, marketing, issuance and management of certain exchange-traded funds in the United States, including, as relevant to this Agreement, the Research Affiliates Deletions ETF (the “Fund”);
WHEREAS, the Adviser has been engaged by the Trust to provide certain investment management services for the Fund (the “Services”);
WHEREAS the License Agreement provides the Adviser the right to sublicense its rights thereunder to the Trust, the Trust’s Board of Trustees, and the Trust’s third-party service providers;
WHEREAS, RI indices and trademarks may be used in connection with the sponsorship, development, marketing, issuance and management of the Fund and disclosure about the Fund under applicable laws, rules and regulations; and
WHEREAS, the Adviser wishes to grant a sublicense to the Trust, on behalf of the Fund, of its rights under the License Agreement in accordance with the terms and conditions set forth in this Agreement;
NOW, THEREFORE, in consideration of the mutual covenants and promises set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
A. Subject to the limitations of the License Agreement and confidentiality provisions therein, the Adviser hereby grants the Trust a royalty-free sublicense, to the fullest extent, to all of the Adviser’s rights thereunder throughout the United States, and subject to said limitations and confidentiality provisions, the Trust accepts such sublicense.  The Trust acknowledges having received a true copy of the executed License Agreement, which shall remain confidential.
B. Such sublicense shall continue for the term of the License Agreement unless terminated earlier by termination or expiration of the investment advisory agreement under which the Adviser provides the Services with respect to the Fund, as it may be amended from time to time (the “Advisory Agreement”).
C. The Adviser represents and warrants to the Trust that the Adviser has the authority to grant this sublicense, which shall extend to the Trust’s Trustees and third-party service providers to the extent reasonably necessary, but which is not assignable to any party.
D. For the sake of brevity and the convenience of the Parties, the indemnification, limitations of liability, governing law, dispute resolution, remedies, waiver, and notice provisions set forth in the Advisory Agreement shall be deemed to be duplicated into this Agreement and shall be considered valid and effective terms of this Agreement.  For the sake of clarity, this Sublicense is not an amendment to, does not form a part of, is not contingent on, does not alter to any extent, and shall not be read into the Advisory Agreement.
E. Except as expressly provided herein, this Sublicense is the complete statement of the Parties’ agreement with respect to the sublicense granted herein and supersedes any previous or contemporaneous written and oral communication about its subject.

F. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same document.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first written above.

EMPOWERED FUNDS, LLC By: /s/ Sean Hegarty Name: Sean Hegarty Title: Chief Operating Officer	EA SERIES TRUST By: /s/ Patrick Cleary Name: Patrick Cleary Title: President and Chief Executive Officer

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